









FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share data)

For the year ended December 31,	2002	2001	2000	1999	1998
Net Interest Income	$ 30,988	$ 25,874	$ 21,020	$ 17,739	$ 12,092
Provision For Loan Losses	2,175	1,625	1,105	785	1,212
Noninterest Income	14,994	10,741	8,923	7,176	5,525
Noninterest Expense	37,973	31,296	27,798	22,743	16,246
Net Income	3,904	2,304	640	877	1,123
Dividends Per Common Share	—	—	0.02	0.06	—
Net Income Per Common Share-Basic	0.73	0.58	0.20	0.28	0.36
Net Income Per Common Share-Diluted	0.69	0.57	.020	0.26	0.32
Total Assets	870,192	777,865	677,449	616,072	497,487
Loans Receivable, Net	526,777	463,141	425,657	326,206	240,049
Deposits	668,169	600,588	476,882	368,751	262,311
Long-term Borrowings and Repurchase Agreements	85,000	85,000	75,000	145,000	125,000
Stockholders' Equity	51,126	44,008	27,849	21,863	28,488
Allowance For Loan Losses	7,188	5,524	4,341	3,322	2,676
Net Chargeoffs	511	442	86	139	150
Nonperforming Assets To Total Assets	0.41%	0.56%	1.00%	0.90%	0.63%
Return On Average Assets	0.49%	0.32%	0.10%	0.16%	0.32%
Return On Average Equity	8.20%	6.98%	2.85%	3.30%	4.07%
Dividend Payout Ratio	—	—	10%	21%	—
Regulatory Ratios					
Leverage	8%	8%	6%	6%	8%
Tier 1 Capital To Risk Weighted Assets	10%	11%	9%	10%	14%
Total Capital To Risk Weighted Assets	13%	13%	12%	15%	19%

LETTER TO OUR STOCKHOLDERS

On behalf of your Board of Directors, I am pleased to report on what I believe was the most successful year in the brief history of 1st Mariner Bancorp. 2002 was a challenging year for the banking industry and our nation, which included interest rates at historical lows, an uncertain national and regional economy, corporate governance issues, and a focus on major national security concerns. In the face of these challenges, 1st Mariner posted its strongest financial performance ever, ending 2002 with a record profit for the year, and our ninth consecutive quarter of increased quarterly earnings. We experienced continued growth in assets, loans and deposits during 2002, and completed key strategic initiatives to further our market penetration and visibility, expand sources of revenue, and position your company favorably for growth.

2002 PRODUCED STRONG FINANCIAL RESULTS

Net income for 2002 totaled $3,904,000, increasing 69% from $2,304,000 in 2001, and was the highest annual profit in our history. Diluted earnings per share of $.69 were also a record increasing 21% from $.57 last year. The improvement in earnings was driven by growth in total assets, loans, and deposits of 12%, 14%, and 11%, respectively, which, coupled with an increase in the interest spreads between loans and deposits grew net interest income by 20%. Non-interest income increased by 40%, which included significant increases in mortgage banking revenues, higher deposit service charges and ATM fees, and increased sales of investment products. Our non-interest expenses increased 21%, as we experienced higher costs resulting from the increase in mortgage banking activity and the formation of a new consumer finance subsidiary during the year.

LOAN GROWTH CONTINUED AND ASSET QUALITY IMPROVED

We continued to experience good growth in all of our lending businesses in 2002. Loans outstanding increased $65 million (+14%), reflecting our successful business development efforts, historically low interest rates, and new consumer lending initiatives. Commercial loans, including commercial real estate and commercial construction loans increased by $48 million (+20%), while consumer loans grew by $16 million (+36%). We were able to grow our loans while maintaining disciplined pricing strategies that did not lock us into long–term fixed rate loans at rates below 6.00%.

1st Mariner Mortgage originated $927 million of residential real estate and construction loans, a 10% increase over last year's record production of $843 million, producing a significant increase in mortgage related revenue. Based on statistics released during 2002, 1st Mariner Mortgage is now the largest home mortgage lender based in Maryland. We continue to focus on developing our sourcing for mortgages from our relationships with realtors and builders. Approximately 65% of our 2002 mortgage loan production was comprised of purchase mortgage business derived from these relationships.

While our growth in loans was strong, we continued to adhere to rigorous underwriting standards that have resulted in low charge-off levels throughout our history. Net charge-offs as a percentage of average loans were .10%, the same level as in 2001. Our average losses have been .07% of average loans over the past five years while national peers of similar size have totaled .22%. Non-performing assets declined 19% in 2002, and our allowance for loan losses as a percentage of loans outstanding was increased to 1.35% compared to 1.18% as of December 31, 2001.

DEPOSITS GREW IN A CHALLENGING ENVIRONMENT

Growing deposits was particularly challenging in 2002 as rates paid for deposits continued to fall to historical lows. Despite these low rates, our deposits increased by $68 million (+11%), we successfully grew our lowest cost deposits, and increased our Maryland deposit market share. Substantial marketing campaigns were designed and executed to increase our checking account deposits during the year and produced growth of $51 million (+38%) in these accounts. As with our loan growth, all of our deposit growth came from our local Maryland market. We believe our approach of combining price competitive products with convenient branch hours, staffed by friendly, courteous professionals remains the key catalyst in our deposit growth.

NEW INITIATIVES REFLECT STRATEGIC VISION

We recognize that we must continually evaluate our franchise, change what isn't providing desired results, and make investments in new initiatives to reach higher levels of profitability. During 2002, major strategic initiatives were completed that positioned the franchise for greater growth and improved efficiency, expanded lending opportunities, and solidified market awareness.

During the year, we successfully relocated our headquarters and Canton branch to the corner of Clinton and Boston Streets. The move places our branch and headquarters in closer proximity to the redevelopment activities taking place in and around Canton, and enhances our visibility and accessibility to the surrounding neighborhoods and businesses. Our new Canton branch is larger, provides one of the few drive-through banking facilities in the area, and we have experienced significant growth in deposit and customer levels since the move. The new headquarters building is also larger, with space to support our future growth, and allowed us to consolidate administrative departments for greater efficiency.

Also during 2002, we completed the branch restructuring we began in early 2000. New traditional branches were opened in White Marsh and Cockeysville, and we closed our last supermarket location. The new traditional branches we have opened provide greater drive-through capabilities, and provide space for commercial and mortgage operations. Our average deposits per branch now exceed $30 million compared to approximately $15 million three years ago.

In July of 2002, we formed a new consumer finance subsidiary named Finance Maryland, LLC. This company will operate as a separate subsidiary of the holding company, and provide direct consumer loans through a network of branches, direct mail, as well as purchase installment sales contracts from area retail businesses. I have always believed a consumer finance company could be a complimentary fit for our franchise, and during 2002 we had the right opportunity to form such a company. The executive management team we assembled to lead Finance Maryland are proven, experienced professionals, with more than 60 years of industry experience. All of their experience is in the Maryland market. Finance Maryland has already grown to 8 locations throughout Maryland, serves over 6,000 new customers, and has over $10 million in loans outstanding. I am very excited about the opportunities Finance Maryland presents for us.

Late in 2002, we successfully obtained the rights to rename what was known as the "Baltimore Arena" and changed the name to "1st Mariner Arena". We believe renaming the arena provides significant promotional opportunities at a reasonable cost. 1st Mariner Arena is the Baltimore area's largest indoor sports/entertainment facility, and the host of major area events of all types year round. Our name will appear in printed advertising for events, on radio and television promotions, and will be displayed on event ticket stubs. 1st Mariner's name and logo on interior and exterior signage will be visible to the thousands of visitors to arena events, as well as pedestrian and vehicle traffic in the area.

WE'RE READY FOR THE CHALLENGES AHEAD

While 2002 was a challenging year to be sure, your company improved in many ways. Our financial performance in 2002 set higher standards for us to surpass, and our strategic initiatives provide a clear path for carrying our positive momentum into next year. There remains a great deal of uncertainty about what 2003 may bring. We do know our local banking market will see significant change, as mergers recently announced will affect 23% of all the deposits in Maryland. Whatever 2003 might bring, I am confident and optimistic your company can face these new challenges and succeed. We have a strong Board of Directors dedicated to providing disciplined direction, experienced and entrepreneurial management prepared to capitalize on opportunities, and skilled and passionate employees working together everyday to build a better bank for our customers and increasing value for you, our stockholders.



On behalf of the Board of Directors and our staff, I thank you for your continued confidence and support.



Edwin F. Hale, Sr.

Chairman of the Board
and Chief Executive Officer

NEW BRANCH FACILITIES

In 2002, the Bank opened it's new headquarters office in Canton and suburban locations in Cockeysville and White Marsh. The distinctive brick construction along with our trademark cupola have become readily recognizable landmarks throughout central Maryland.


1ST MARINER BANK

A BANK BUILT FOR YOU

1st Mariner takes great pride in the design and development of our branches. It is our belief, as good neighbors, that we should provide aesthetically pleasing and inviting branch offices that enhance the community in which we live.



1ST MARINER BANK
GROWING WITH MARYLAND'S COMMUNITIES...

During 2002, 1st Mariner relocated to its new corporate headquarters in the Canton section of East Baltimore. The move was both symbolic and practical. Wishing to maintain our roots in our founding marketplace, Canton was the only choice. Additionally, the Company's rapid growth required room for staff expansion. Finally, the Bank's main branch was located to readily service area consumers with convenient drive-thru and full service banking access.

With the move to 3301 Boston Street, executive management evaluated business workflows, file storage, customer access, corporate profile, work environment and future growth. This facility, combined with the operations building immediately adjacent, provides an efficient environment, readily accessible from major corridors with adequate parking and services to attract and retain quality staff.

Commercial Banking - While continuing to focus on the growth and quality of the commercial loan portfolio during 2002, 1st Mariner broadened its solicitation of business customers for deposit and cash management services. Focusing on Maryland businesses and providing a full array of commercial services has reinforced client relationships and increased profitability.

Retail Banking – The Bank opened new locations in Cockeysville and White Marsh during the year. These facilities as well as the new headquarters branch are all open seven days a week and provide convenient drive-thru and ATM access in attractive, growing markets. Average deposits per branch exceeded $30 million at year-end.

Mortgage Banking – 2002 marked record production for the Bank's mortgage division and its VAmortgage.com unit. With $927 million in residential loans closed during the year, 1st Mariner became the largest, Maryland headquartered, mortgage lender. The internet site, VAmortgage.com generated over $25 million in loans in the fourth quarter of the year and with development completed on enhancements to the site, we anticipate significant growth through this business unit in 2003.

1st Mariner Investment Services – Our investment and insurance sales subsidiary, produced sales of $15.3 million. This represents a 33% sales increase over its 2002 production and commission income exceeded $875,000 for the year.

COMPREHENSIVE ACCESS

In 2002, 1st Mariner continued to develop its delivery system to offer convenient ways of accessing your 1st Mariner account.

ONLINE BANKING – Check balances, move funds between accounts, pay bills, order checks all in the comfort of your home or office.



We Built This Bank For You.
About
Products
Mortgages



HIGH'S
DAIRY STORE
1ST MARINER BANK
ATM



1ST MARINER BANK

ALWAYS CLOSE BY

ATM ACCESS – 1st Mariner offers 220 ATM locations including all High's Convenience Stores, Mars Supermarkets and most Kmart Stores, as well as 1st Mariner branch locations throughout the region.

7 DAY A WEEK BRANCHES – All 1st Mariner branches offer the best time convenience in their respective markets. Most offer extended evening hours and seven day a week schedules.


FINANCE MARYLAND, LLC

FINANCE MARYLAND, LLC

In July 2002, 1st Mariner Bancorp officially opened Finance Maryland, LLC its consumer finance subsidiary. The Company initially opened offices in Glen Burnie, Dundalk, Elkton, and Woodlawn and will be entering Salisbury, Hagerstown, Bel Air, and Laurel markets in early 2003.

Finance Maryland offers direct consumer loans with an average size of $2,500 and also develops relationships with retail merchant partners to service their clients. There tends to be a very stable lending base and a lot of repeat relationships in the consumer finance market. These borrowers and retailers will generate profitable business for Finance Maryland and will present banking opportunities for 1st Mariner Bank.

The keys to success for Finance Maryland are experienced leadership and dedication to customer service. The combined 60+ years of consumer finance experience of its executive management staff creates a strong foundation for building the new Company. And Finance Maryland's commitment to maintain the reputation for personal service and community involvement, established by 1st Mariner Bank, will make this new subsidiary the perfect compliment for serving Maryland consumers.

The market's response to the Company during its first six months exceeded managements' projections and it is poised to reach break-even in its first year of operation.

Finance Maryland is striving to be Maryland's consumer finance company of choice.

COMMUNITY INVOLVEMENT

1st Mariner's Community Lending Office works with low income and assisted financing programs to help area residents to enter the housing market. The Bank has been very active with the Federal Home Loan Bank of Atlanta's First Time Homebuyer Program. They assisted sixty eligible candidates to utilize the program and realize the dream of moving into their own house in 2002.




1st MARINER BANK



VOLUNTEER ACTIVITIES

1st Mariner and its employees are extremely active in the community participating in such events as the Catholic Charities Dragon Boat Race and as the name sponsor for Special Olympics Maryland's annual Polar Bear Plunge.



1ST MARINER EMPLOYEES

Endeavoring to become the leading community bank in Maryland requires an unrelenting commitment to customer satisfaction. This mission encompasses all aspects of our business–quality products, convenient hours and locations, fair pricing, but most importantly, client-centered people. At 1st Mariner, we are very proud of our personnel, they represent the values that the Company has been built upon. Beginning at new employee orientation, the Company explains that everyone is responsible to the customer–accountants, systems personnel, human resources staff, and facilities crews as well as lenders and branch managers. And we are all responsible to each other - return internal calls quickly, be polite and respectful to colleagues and customers alike. Customers sense when employees are committed to the corporate mission and they know when staff appreciate and even enjoy their jobs.

1st Mariner Bancorp added approximately 100 positions in 2002. Many of these individuals were associated with new enterprises such as Finance Maryland, new retail locations or our growing lending operations offices. Total employment reached approximately 575 during the year–significant for a seven-year old company. The Company has extremely low turnover by industry standards, resulting in significant cost savings and improved proficiency. In the branch network, we encourage managers to remain in their markets and get involved in their business communities. Customers appreciate seeing a familiar face when they stop in to do their banking.

Our Employees volunteer for causes sponsored by the Bank and for schools, churches and charities important to themselves and their families. They work together outside the company as well as during the work week.

We believe 1st Mariner is a special place to work. Stockholders, customers, and Marylanders have noticed what this means in terms of performance. The company never forgets that our employees are the ones that build this bank for you every day.



For the years ended December 31,
(dollars in thousands)

	2002	2001
ASSETS		
Cash and due from banks	$ 35,674	$ 32,764
Interest-bearing deposits	40,132	38,618
Available-for-sale securities, at fair value	127,810	119,853
Loans held for sale	93,098	83,276
Loans receivable	533,965	468,665
Allowance for loan losses	(7,188)	(5,524)
Loans, net	526,777	463,141
Other real estate owned	2,247	2,683
Restricted stock investments	3,290	4,000
Property and equipment, net	17,571	14,558
Accrued interest receivable	4,540	4,137
Deferred income taxes	1,619	2,497
Prepaid expenses and other assets	17,434	12,338
Total assets	$ 870,192	$ 777,865
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$ 668,169	$ 600,588
Borrowings	89,824	83,324
Repurchase agreements	25,000	25,000
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company	31,450	21,450
Accrued expenses and other liabilities	4,623	3,495
Total liabilities	819,066	733,857
Stockholders' equity:		
Common stock, $.05 par value; 20,000,000 shares authorized; 5,394,586 and 5,367,270 shares issued and outstanding, respectively	270	268
Additional paid-in capital	47,939	47,692
Retained earnings (deficit)	955	(2,949)
Accumulated other comprehensive income (loss)	1,962	(1,003)
Total stockholders' equity	51,126	44,008
Total liabilities and stockholders' equity	$ 870,192	$ 777,865

Refer to 1st Mariner Bancorp 2002 Form 10-K for accompanying notes to consolidated financial statements.


1ST MARINER
BANCORP

For the years ended December 31,
(dollars in thousands, except per share data)

	2002	2001	2000
Interest Income:			
Loans	$ 42,735	$ 43,621	$ 37,063
Investment securities and other earning assets	9,596	9,641	14,497
Total interest income	52,331	53,262	51,560
Interest expense:			
Deposits	14,248	18,384	18,188
Borrowed funds and other	7,095	9,004	12,352
Total interest expense	21,343	27,388	30,540
Net interest income	30,988	25,874	21,020
Provision for loan losses	2,175	1,625	1,105
Net interest income after provision for loan losses	28,813	24,249	19,915
Noninterest income:			
Gain on sale of loans	3,622	1,912	1,576
Service fees on deposits	4,327	3,590	3,208
ATM fees	2,109	1,635	1,457
Gain on sale of investment securities, net	497	36	359
Other mortgage banking fees	1,832	1,991	1,586
Other	2,607	1,577	737
Total noninterest income	14,994	10,741	8,923
Noninterest expenses:			
Salaries and employee benefits	19,761	14,629	13,367
Net occupancy	4,991	4,478	3,903
Furniture, fixtures and equipment	2,443	2,088	1,662
Professional services	1,254	858	601
Advertising	1,071	1,079	1,061
Data processing	1,746	1,587	1,645
Other	6,707	6,577	5,559
Total noninterest expenses	37,973	31,296	27,798
Income before income taxes	5,834	3,694	1,040
Income tax expense	1,930	1,390	400
Net income	$ 3,904	$ 2,304	$ 640
Net income per common share:			
Basic	$ 0.73	$ 0.58	$ 0.20
Diluted	0.69	0.57	0.20

Refer to 1st Mariner Bancorp 2002 Form 10-K for accompanying notes to consolidated financial statements.


1ST MARINER
BANCORP

For the years ended December 31, 2002, 2001, 2000

	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total stockholders' equity
		(dollars in thousands)				
Balance at January 1, 2000	3,166,813	$158	$34,394	$(5,830)	$(6,859)	$21,863
Common stock issued, net of costs of issuance	443,995	23	1,709	—	—	1,732
Net income	—	—	—	640	—	640
Other comprehensive income	—	—	—	—	3,677	3,677
Cash Dividends	—	—	—	(63)	—	(63)
Balance at December 31, 2000	3,610,808	181	36,103	(5,253)	(3,182)	27,849
Common stock issued, net of costs of issuance	1,756,462	87	11,589	—	—	11,676
Net income	—	—	—	2,304	—	2,304
Other comprehensive income	—	—	—	—	2,179	2,179
Balance at December 31, 2001	5,367,270	268	47,692	(2,949)	(1,003)	44,008
Common stock issued, net of costs of issuance	27,316	2	247	—	—	249
Net income	—	—	—	3,904	—	3,904
Other comprehensive income	—	—	—	—	2,965	2,965
Balance at December 31, 2002	5,394,586	$270	$47,939	$ 955	$ 1,962	$51,126

Refer to 1st Mariner Bancorp 2002 Form 10-K for accompanying notes to consolidated financial statements.



BOARD OF DIRECTORS

Edwin F. Hale, Sr.
Chairman of the Board &
Chief Executive Officer
1st Mariner Bancorp
1st Mariner Bank

Joseph A. Cicero
President and
Chief Operating Officer
1st Mariner Bancorp
Chief Operating Officer
1st Mariner Bank

George H. Mantakos
Executive Vice President
1st Mariner Bancorp
President
1st Mariner Bank

Barry B. Bondroff
President & Managing Director
Grabush, Newman & Co., P.A.

Thomas Bromwell
President & CEO
Injured Workers' Insurance Fund

Edith B. Brown
President
Edie Brown & Associates

John Brown
President
M.B.K. Enterprises, Inc.

Stephen Burch
President
Comcast Cable Atlantic Division

Rose M. Cernak
President
Olde Obrycki's Crab House, Inc.

Howard Friedman
Chairman
Circa Capital

Bruce H. Hoffman
Senior Vice President
Gilbane Building Co.

Melvin S. Kabik
Director Emeritus
Commerical Real Estate Investor

Jay J. J. Matricciani
President
The Matricciani Company

James P. O'Conor
Formerly Chairman &
Chief Executive Officer
O'Conor, Piper & Flynn

John J. Oliver, Jr.
CEO and Publisher
Afro-American Publishing Co.

Dr. Patricia Schmoke
Liberty Medical Center
Sinai Hospital

Hanan Y. Sibel
CEO
Sibel Enterprises

Leonard Stoler
Owner & President
Len Stoler, Inc.

Captain Michael R. Watson
President
American Pilots Association

1ST MARINER BANCORP SENIOR OFFICERS

Edwin F. Hale, Sr.
Chairman &
Chief Executive Officer

Joseph A. Cicero
President &
Chief Operating Officer

George H. Mantakos
Executive Vice President

Mark A. Keidel
Chief Financial Officer

1ST MARINER BANK SENIOR OFFICERS

Edwin F. Hale, Sr.
Chairman &
Chief Executive Officer

George H. Mantakos
President

Joseph A. Cicero
Chief Operating Officer

Mark A. Keidel
Executive Vice President
Chief Financial Officer

Dennis E. Finnegan
Executive Vice President
Retail Banking

Eugene A. Friedman
Senior Vice President
Corporate Secretary

M. Neil Brownawell
Senior Vice President
Commercial Lending

Gene Fischgrund
Senior Vice President
Commercial Lending

Linda R. Heier
Senior Vice President
Branch Administration

William A. Murphy
Senior Vice President
Commercial Lending

Gerard T. Stanczyk
Senior Vice President
Systems

William F. Thompson
Senior Vice President
Internal Audit & Compliance

Robert P. Warr
Senior Vice President
Commercial Lending

Amy Whiteley
Senior Vice President
Commerical Lending

John F. Winkler, Jr.
Senior Vice President
Commerical Lending

Lila E. Yingling
Senior Vice President
Operations

1ST MARINER MORTGAGE SENIOR OFFICERS

Brett J. Carter
President

William A. Benner
Senior Vice President

Albert Kavalsky
Senior Vice President

Lori Pearson
Senior Vice President

Robert Thompson
Senior Vice President

FINANCE MARYLAND SENIOR OFFICERS

Joshua Johnson
Chief Executive Officer

Scott Frankle
Executive Sr. Vice President

Bonnie Klapaska
Executive Sr. Vice President

1ST MARINER BANK BRANCHES

LOCATION	MANAGER	STREET	CITY	TELEPHONE
MAIN OFFICE &	Email: 1stmarinerbank.com			
CORPORATE HEADQUARTERS	Tiffany Walp	3301 Boston Street	Baltimore, MD 21224-5825	410-558-4375
ANNAPOLIS	Philip Mosco	161A Jennifer Road	Annapolis, MD 21401-7923	410-571-9300
BEL AIR	Rhonda Seigley	12 A Bel Air South Parkway	Bel Air, MD 21015-3964	410-515-3000
CARROLL ISLAND	Darlene Amos	176 Carroll Island Road	Baltimore, MD 21220-2208	410-344-0606
COCKEYSVILLE	Debra Stelmack	9840 York Road	Cockeysville, MD 21030	410-666-8100
CROFTON	Charles Blacktree	1049 MD Route 3	Gambrills, MD 21054-1722	443-332-7200
DOWNTOWN BALTIMORE	Ginger Coppersmith	16 South Calvert Street	Baltimore, MD 21202-1305	410-547-7600
DUNDALK	Bonnie Thompson	7860 Wise Avenue	Baltimore, MD 21222-3338	410-633-2245
EASTON	Robin Poole	8133 Elliott Road, Ste. 1	Easton, MD 21601-7184	410-770-4520
ELLICOTT CITY	Janet Forte	10065 Baltimore National Pike	Ellicott City, MD 21042-3611	443-828-9030
GLEN BURNIE	Kathy Davis	7400 L. Gov. Ritchie Highway	Glen Burnie, MD 21061-3110	410-761-6010
LOCH RAVEN	Bernice Sotaski	1641 East Joppa Road	Baltimore, MD 21286-2300	410-668-8660
LUTHERVILLE/TIMONIUM	Maria Bowers	1738 York Road	Lutherville, MD 21093-5606	410-308-0220
OCEAN CITY	Linda Derickson	12505 Coastal Highway	Ocean City, MD 21842-4781	410-250-5330
OWINGS MILLS	Sandra Hildebrand	60 Painters Mill Road	Owings Mills, MD 21117-3604	410-363-4700
PERRY HALL	Michael Fratta	8843 Belair Road	Perry Hall, MD 21236-2403	410-529-4772
PIKESVILLE	John Soos	1013 Reisterstown Road	Baltimore, MD 21208-4207	410-484-6500
RANDALLSTOWN	Gail Davis	9833 Liberty Road	Randallstown, MD 21133-2034	410-655-5900
SEVERNA PARK	Jutta Patrick	366A Ritchie Highway	Severna Park, MD 21146-2911	410-975-0450
TOWSON	Kathy Bennett	115 East Joppa Road	Baltimore, MD 21286-3113	410-337-3500
WHITE MARSH	Dawn DeBraccio	10101 Philadelphia Road	Baltimore, MD 21237	410-682-9688
WOODLAWN	Verna Squirrel	7007 Security Boulevard	Baltimore, MD 21244-2514	410-298-2270

For branch hours and remote ATM locations, please refer to our website at www.1stmarinerbank.com

1ST MARINER MORTGAGE OFFICES

LOCATION	MANAGER	STREET	CITY	TELEPHONE
MAIN OFFICE	Mary Ann Carroll	3301 Boston Street	Baltimore, MD 21224-5825	410-342-2600
ANNANDALE, VA	Scott Barr	7010 Little River Tpke., Ste. 140	Annandale, VA 22003	703-691-7744
ANNAPOLIS	Sandy Maresca	2086 Generals Hwy. 2nd Floor	Annapolis, MD 21401	410-841-5107
CROFTON	Mike Vernon	1049 MD Route 3, 2nd Floor	Gambrills, MD 21054	410-451-5160
EASTON	Robert B. Thompson	8133 Elliott Road	Easton, MD 21601	410-770-4701
ELDERSBURG	Patrick McCormick	1912 Liberty Road, Bldg. 2	Eldersburg, MD 21784	410-552-5217
ELLICOTT CITY	Tammy Calderwood	10065 Baltimore National Pike	Ellicott City, MD 21042	443-828-9016
FREDERICKSBURG	Virginia Sismaneglou	2515 Fall Hill Ave.	Fredericksburg, VA 22401	540-374-1092
LOCH RAVEN	Charlie Maykrantz	1641 East Joppa Road	Baltimore, MD 21286	410-825-8195
OCEAN CITY	Robert B. Thompson	12505 Coastal Highway	Ocean City, MD 21842	410-250-5451
PRINCE GEORGES	Frank Nesbit	7905 Malcolm Road, Suite 101	Clinton, MD 20735	301-843-4000
SALISBURY	Robert B. Thompson	309 E. Main Street	Salisbury, MD 21801	410-742-5822
WALDORF	Al Shoemaker	3200 Crain Highway, Suite 102	Waldorf, MD 20603-4841	301-705-8900
COMMUNITY LENDING	Bob Shields	3301 Boston Street	Baltimore, MD 21224	501-558-4395
SPECIALTY LENDING	Guy Stafford	3301 Boston Street	Baltimore, MD 21224	501-558-4483
VA MORTGAGE	Jim Deakins	1516 Baylis Street	Baltimore, MD 21224-5825	410-342-2600

FINANCE MARYLAND

LOCATION	MANAGER	STREET	CITY	TELEPHONE
MAIN OFFICE	Carol Young-Morgan	3301 Boston Street	Baltimore, MD 21224-5825	410-735-2061
BEL AIR	Elaine Spera	225 Brierhill Place	Bel Air, MD 21015	443-640-0040
DUNDALK	Greg Garner	1770 Merritt Blvd.	Baltimore, MD 21222	410-288-2958
ELKTON	Joe Abate	125 Big Elk Mall	Elkton, MD 21921	410-996-8602
GLEN BURNIE	Janine Slater	7400 Ritchie Highway, Suite D	Glen Burnie, MD 21061	410-761-1258
LAUREL	Matt Graustein	140 City Plaza	Laurel, MD 20702	301-362-0760
HAGERSTOWN	Sharon Block	1423 Dual Highway	Hagerstown, MD 21740	301-714-1550
SALISBURY	Pete Hohn	319 B Civic Avenue	Salisbury, MD 21804	410-677-0870
WOODLAWN	Sal Aquia	6666 Security Blvd., Suite 16	Baltimore, MD 21207	410-265-1401

○ 1ST MARINER BANK BRANCHES

○ 1ST MARINER MORTGAGE OFFICES

○ FINANCE MARYLAND OFFICES



BALTIMORE COUNTY
CARROLL COUNTY
HARFORD COUNTY
Bel Air
Owings Mills
Cockeysville
Lutherville/Timonium
Eldersburg
Loch Raven
Perry Hall
Randallstown
Towson
White Marsh
Pikesville
BALTIMORE CITY
Woodlawn
Carroll Island
Ellicott City
Boston Street
Calvert Street
Dundalk
HOWARD COUNTY
Glen Burnie
Severna Park
ANNE ARUNDEL COUNTY
Crofton
Annapolis



WASHINGTON
Hagerstown
CECIL
Elkton
HARFORD
BALTIMORE CITY
MARYLAND
MONTGOMERY
HOWARD
Laurel
ANNE ARUNDEL
PRINCE GEORGE'S
Annandale, VA
Prince Georges
TALBOT
Easton
Waldorf
CHARLES
Fredericksburg, VA
Salisbury
Ocean City

MAP LOCATIONS FOR BANK BRANCHES, MORTGAGE OFFICES AND FINANCE MARYLAND



1ST MARINER ARENA

In September 2002, 1st Mariner reached agreement to lease the naming rights to the 13,000-seat downtown Baltimore arena, the city's largest venue for sports and entertainment. The Bank felt that this investment would give it a profile in the center city near the Convention Center and the Camden Yards stadium complexes. It also provides an opportunity for 1st Mariner to participate in the City's west side redevelopment program. With the private and public investment being made in creating the new arts district, apartment construction and loft renovation, the Arena needed attention. 1st Mariner saw an opportunity to reinforce its corporate identity and demonstrate its civic commitment to Baltimore.

INVESTOR RELATIONS

1st Mariner Bancorp's periodic reports filed with the Securities and Exchange Commission are available without charge to stockholders and other interested parties at 1stmarinerbancorp.com.
To request printed publications or if you have questions about 1st Mariner Bancorp, you are invited to contact:

Investor Relations
1st Mariner Bancorp
3301 Boston Street, Baltimore, Maryland 21224
410-342-2600

ANNUAL MEETING

The 2003 Annual Meeting of Stockholders will be held on May 6, 2003 at 1st Mariner Bank, 3301 Boston Street, Baltimore, Maryland.

TRANSFER AGENT AND REGISTRAR

American Transfer & Trust Company
40 Wall Street, New York, NY 10005
212-936-5100

Communications concerning changes of address, lost certificate and transfer requests should be directed to the Transfer Agent.

2002 ANNUAL REPORT AND FORM 10-K

This report is submitted for the general information of the stockholders of 1st Mariner Bancorp and is not intended to be used in connection with any sale or purchase of securities. Copies of Form 10-K are available from the Investor Relations office of 1st Mariner Bancorp without charge.

Website: www.1stmarinerbancorp.com

1ST MARINER BANCORP
3301 BOSTON STREET
BALTIMORE, MARYLAND 21224
410-342-2600
www.1stmarinerbancorp.com